

Mail Stop 4628

September 1, 2015

Via E-mail
Robert J. Brooks
Chief Financial Officer
Jones Energy, Inc.
807 Las Cimas Parkway, Suite 350
Austin, TX 78746

> **Re:** **Jones Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 1-36006**

Dear Mr. Brooks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Operations, page 9

Arkoma Basin, page 11

1. We note that you have not budgeted any 2015 capital expenditures in the Arkoma basin. Please quantify the proved undeveloped reserves ("PUDs") you hold in the Arkoma basin and tell us how your decision not to finance the development of these PUDs in the current year will impact your ability to convert them in a timely manner. In addition, tell us whether you expect to extend leases for undeveloped acreage scheduled to expire in 2015.

Notes to the Consolidated Financial Statements

Note 14 – Subsidiary Guarantors, page F-35

2.   We note that Jones Energy Holdings, LLC ("JEH") and Jones Energy Finance Corp issued senior notes in April 2014 that are guaranteed by all of JEH's subsidiaries except Jones Energy Finance Corp. These guarantees are described in your Form 10-K as full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions). With your response, tell us the section of Rule 3-10 of Regulation S-X on which you are relying for the presentation of condensed consolidating financial information.

Supplemental Information on Oil and Gas Producing Activities, page F-43

Reserves, page F-43

3.   Please revise your disclosure to provide an explanation for all significant changes in your proved reserve quantities. Specifically, it does not appear that you have explained the changes in your reserves resulting from extensions and discoveries or purchases of minerals in place. Refer to FASB ASC 932-235-50-5.

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Notes to the Consolidated Financial Statements

Note 3 – Fair Value Measurement, page 9

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 11

4.   We note that you assessed your proved and unproved oil and gas properties for impairment as of June 30, 2015 and no impairment charges were recorded. However, you state that a period of sustained low commodity prices could result in a significant impairment charge in future periods. Expand your disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations to provide additional disclosure regarding the reasonably possible impacts of low commodity prices. As part of your revised disclosure, quantify the impact to the carrying value of your proved and unproved oil and gas properties and your proved reserves based on potential scenarios deemed reasonably likely to occur by management. Note that quantitative disclosure of the material effects of known material trends and uncertainties should be considered and may be required if quantitative information is reasonably available. Refer to Item 303(a) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

5.   Disclosure on page 34 of your Form 10-Q states that the undiscounted cash flows of your proved properties were greater than the carrying cost of those properties at June 30, 2015, but the difference has narrowed significantly since 2014. Please revise to provide expanded disclosure addressing the following:

- State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties;
- Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to June 30, 2015;
- Discuss the degree of uncertainty associated with these key assumptions; and
- Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources